77 C Exhibit

Special Meeting of Members of PNC Long Short Fund LLC and PNC
Long-Short TEDI Fund LLC was held on August 31. 2010. The matter voted on was as follows:

2.  New investment advisory agreement among PNC
Long-Short Master Fund LLC, PNC Capital Advisors,
LLC and Robeco Investment Management, Inc.


Results of the vote:

Fund
Interests For    Interests Against      Interests Abstained

PNC Long-Short Fund LLC
99.657%                0.00%                0.343%

PNC Long-Short TEDI Fund LLC
100.00%                0.00%                0.00%